FILED BY ODNB FINANCIAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: NATIONAL CAPITAL BANCORP, INC.

ODNB Financial Corporation and National Capital Bancorp, Inc.

Announce Receipt of OCC Approval and Federal Reserve Waiver to Complete Mergers

Tysons Corner, Virginia and Washington, D.C., September 30, 2026 – ODNB Financial Corporation (private) (“ODNB”) and National Capital Bancorp, Inc. (OTCID: NACB) (“NACB”) today jointly announced the receipt of certain regulatory approvals in connection with the previously announced merger of NACB with and into ODNB, with ODNB being the surviving company (the “merger”), and, immediately thereafter, Old Dominion National Bank, a national bank and wholly-owned subsidiary of ODNB, with and into The National Capital Bank of Washington, a national bank and wholly-owned subsidiary of NACB (“NCBank”), with NCBank being the surviving bank (the “bank merger”). The combined holding company, which will be named National Capital Bancorp, Inc., expects to list its common stock on Nasdaq and trade under the ticker symbol “NACB”.

On September 29, 2026, the Office of the Comptroller of the Currency approved the application with respect to the bank merger. In addition, the Federal Reserve Bank of Richmond, acting pursuant to authority delegated by the Board of Governors of the Federal Reserve System, previously notified ODNB that it did not object to ODNB’s request for a waiver of the approval requirements with respect to the merger under the Bank Holding Company Act of 1956, as amended, based on the bank merger being subject to review by the OCC.

The merger and the bank merger remain subject to the approval of the Bureau of Financial Institutions of the Virginia State Corporation Commission, the shareholders of ODNB and the shareholders of NACB, as well as other customary closing conditions, and is expected to be completed in the fourth quarter of 2026.

About ODNB Financial Corporation

ODNB Financial Corporation is the holding company for Old Dominion National Bank, a locally owned community bank serving markets including the Washington, D.C. metropolitan area. The Bank’s executive headquarters is located in the heart of Northern Virginia in Tysons Corner, with full-service branches in Tysons Corner and Leesburg, Virginia, as well as communities in Central Virginia through its Albemarle County branches and in South Florida through its Boca Raton office.

Centre 1st Bank, a wholly owned division of Old Dominion National Bank, serves customers in Pennsylvania and New Jersey from offices in State College, Pennsylvania.

ODNB offers clients with a full spectrum of financial services, ensuring access to top-tier technology and personalized solutions to help achieve their financial goals. ODNB had $1.8 billion in total assets at June 30, 2026. For more information about ODNB, visit www.odnb.bank.

About National Capital Bancorp, Inc.

National Capital Bancorp, Inc. is the holding company for The National Capital Bank of Washington, which was founded in 1889 and is Washington’s Oldest Bank. NACB is headquartered on Capitol Hill with offices in the Friendship Heights community in Northwest, D.C., the Courthouse/Clarendon community in Arlington, Virginia and the Fox Hill senior living community of Bethesda, Maryland. National Capital Bank also operates residential mortgage and commercial lending offices and a wealth management services division. National Capital Bank product and service offerings include personal and business deposit accounts, robust online and mobile banking services and sophisticated treasury management solutions – all delivered with top-rated personal service. National Capital Bank is well positioned to serve all the banking needs of those in its communities. NACB had $742.9 million in total assets at June 30, 2026. For more information about NACB, visit www.nationalcapitalbank.bank.

Cautionary Note Regarding Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, but instead represent only the beliefs, expectations, or opinions of ODNB and NACB and their respective management teams regarding future events, many of which, by their nature, are inherently uncertain and beyond the control of ODNB and NACB. Forward-looking statements may be identified by the use of such words as: “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or words of similar meaning, or future or conditional terms, such as “will,” “would,” “should,” “could,” “may,” “likely,” “probably,” or “possibly.” These statements may address issues that involve significant risks, uncertainties, estimates, and assumptions made by management.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements in this release: (1) the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (2) the outcome of any legal proceedings that may be instituted against ODNB or NACB; and (3) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between ODNB and NACB.

These factors are not necessarily all of the factors that could cause ODNB’s, NACB’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm ODNB’s, NACB’s or the combined company’s results. Additional factors that could cause results to differ materially from those described above may be found in the Registration Statement on Form S-4, as amended, that ODNB filed with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on ODNB, NACB or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. ODNB and NACB urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by ODNB and NACB. Forward-looking statements speak only as of the date they are made and ODNB and/or NACB undertake no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ODNB filed with the SEC a Registration Statement on Form S-4 on July 31, 2026, as amended on September 16, 2026 (as amended, the “Registration Statement”) to register the shares of ODNB common stock to be issued in connection with the proposed transaction. The Registration Statement includes a joint proxy statement of ODNB and NACB, which also constitutes a prospectus of ODNB (the “Joint Proxy Statement/Prospectus”) that will be sent to shareholders of ODNB and shareholders of NACB seeking certain approvals related to the proposed transaction. Each of ODNB and NACB may file with the SEC other relevant documents concerning the proposed transaction.

INVESTORS AND SHAREHOLDERS OF ODNB AND NACB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ODNB, NACB AND THE PROPOSED TRANSACTION. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus, as well as other filings containing information about ODNB and NACB, may be obtained after their filing at the SEC’s website (http://www.sec.gov). In addition, free copies of the Registration Statement and Joint Proxy Statement/Prospectus, when available, also may be obtained by directing a request by email or mail to ODNB at shareholders@odnb.bank or, 8607 Westwood Center Drive, Suite 400, Tysons Corner, VA 22182, Attention: Investor Relations. These documents also may be obtained by directing a request to NACB at 316 Pennsylvania Avenue, SE, Suite 402, Washington, DC 20003, by telephone at 202-851-4483, or by accessing NACB’s website at https://www.nationalcapitalbank.bank under “About Us - Investor Relations”. The information on ODNB’s and NACB’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of ODNB or NACB or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ODNB, NACB and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of ODNB and shareholders of NACB in connection with the proposed transaction. Information about the interests of the directors and executive officers of ODNB and NACB and other persons who may be deemed to be participants in the solicitation of shareholders of ODNB and shareholders of NACB in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Free copies of this document, when available, may be obtained as described in the preceding paragraph.

Contacts

Mark S. Merrill	Richard B. (Randy) Anderson, Jr.
Chairman and CEO	Chairman of the Board
ODNB Financial Corporation	National Capital Bancorp, Inc.
(571) 299-6942	202-851-4465

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